

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 4, 2016

Via E-mail
John M. McManus, Esq.
Executive Vice President, General Counsel and Secretary
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:** **MGM Growth Properties LLC**
> **Registration Statement on Form S-11**
> **Filed March 22, 2016**
> **File No. 333-210322**

Dear Mr. McManus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout the prospectus that the annual escalator of 2.0% will be subject to the Tenant meeting an "adjusted net revenue" to rent ratio of 6.25:1.00 based on their adjusted net revenue from the leased properties subject to the Master Lease. Please describe how you determine "adjusted net revenue" for purposes of this provision.

Dilution, page 62

2. Please revise your reference to net tangible book value in the introductory paragraph and in note (1) to indicate that net tangible book value is less tangible liabilities.

MGP Unaudited Pro Forma Condensed Consolidated Financial Information, page 66

3.   Please tell us how you will account for the Operating Partnership upon adoption of ASU 2015-02. Within your response, please include your basis for your determination.

4.   Please tell us how you considered your ownership restrictions in your determination that the noncontrolling interests should be reflected as equity. Please reference the authoritative accounting literature that management relied upon.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 67

5.   With respect to your adjustments (b)(c)(d) for additional paid-in capital/net parent investment. Please present the impact from each of the three adjustments separately on the face of the pro forma balance sheet or detail the impact from each of these three adjustments separately in a footnote to the pro forma balance sheet.

Note 1 – Balance Sheet Pro Forma Adjustments, page 69

6.   We note your adjustment (b). With respect to your line item for proceeds from debt issuance, please revise to disaggregate the proceeds based on different types of debt issuances (i.e. the Revolving Credit Facility, the Term Loan Facilities and the Senior Notes.)

Note 2 – Statement of Operations Pro Forma Adjustments, page 70

7.   We note your disclosure of pro forma rental revenue disclosed in your March 23, 2016 supplemental response. It appears that you are including the renewal periods in your lease term. To the extent that you are including the renewal periods in your lease term, please revise your filing to disclose this information. In addition, please tell us your basis for including the renewal periods in your lease term; within your response, please reference the authoritative accounting literature management relied upon. To the extent you are not including the renewal periods in your lease term, please provide us with your straight-line rental revenue calculation.

8.   As noted above, it appears that you are including the renewal periods in your lease term. Please tell us how you determined the lease is an operating lease. Within your response, please specifically refer to paragraphs 1c and 1d of ASC 840-10-25.

Business and Properties of MGP

Opportunity to acquire properties from MGM, page 89

9.   We note your disclosure that the stabilized Adjusted Property EBITDA objective for the ROFO Properties is approximately $320 million in the aggregate. Please explain to us how you determined it would be appropriate to include this information in your document, including the reasonable basis for your projections. To the extent you are able to conclude you have a reasonable basis for your projections, please revise your disclosure to briefly describe the basis for your projections. Your disclosure should include your basis for both your projected expenses and projected revenues. Please refer to Item 10(b) of Regulation S-K.

10.   In addition to above, please expand your disclosure to describe how you define "stabilized."

Annex II, page A-3

11.   Please revise to clarify that the amounts in the table are in thousands.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Rod Miller, Esq.
        Milbank, Tweed, Hadley & McCloy LLP